

Mail Stop 3030

December 2, 2009

VIA U.S. MAIL AND FAX (203) 854-1308

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

> **Re:** **mPhase Technologies, Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 7, 2009**
> **File No. 000-30202**

Dear Mr. Smiley:

We have reviewed your letter dated November 20, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Item 8A, page 58

Assessment of Internal Controls, page 58

1.	Refer to our prior comments 1, 2 and 3. Please amend your filing to include the proposed changes from your response to our prior comments.

Consolidated Financial Statements, page 73

Consolidated Statements of Cash Flows for the years ended June 30, 2007, 2008 and 2009 and for the period from inception (October 2, 1996) through June 30, 2009, page 86

2.	We note the proposed changes you plan to make to the line item "proceeds under securities purchase agreements" in your cash flow statement in response to our prior comment 4 but we are still unable to readily make sense of the fiscal 2008 proceed amounts and Date of Inception to June 30, 2009 proceed amounts on this statement using the information in your balance sheets and notes to your financial statements.

- Please provide us with a roll-forward of the balances in Note Receivable from July 1, 2007 to June 30, 2009 that is cross-referenced to information in your balance sheets, cash flow statements and notes to your financial statements.

- Expand the notes to your financial statements in your future filings, including any amendments, to provide a clear description of the transactions so that users of the financial statements can determine the balances and changes in the balances of your Notes Receivable.

Summary of Significant Accounting Policies, page 88

3.	We note your response to our prior comment 5 where you indicate that you will provide the requested disclosure in your 10-Q for the period ended December 31, 2009. In light of the requested amendments, please revise the note to provide the disclosures in the amendments to your Form 10-K for the year ended June 30, 2009 and the Form 10-Q for the period ended September 30, 2009.

8. Stockholders' Equity, page 93

4.	We note your response to our prior comment 7 where you indicate that the only warrants at issue were those issued by the company on dates after the company issued its first convertible debentures without a cap in December 2009. Consistent with your prior conversations with the staff, please confirm that to be case because of the systematic and rational sequencing method (e.g., earliest inception date first, earliest maturity date first, etc.) you have consistently applied to determine which contracts (i.e., warrants and options) or portions of contracts should be reclassified pursuant to the guidance in FASB ASC Topic 815 (paragraph 11b of EITF 00-19), and revise the note in the amended 10-K to clearly disclose the systematic and rational sequencing method you have consistently applied (i.e., which appears to be a method reclassifying contracts with the latest maturity date first).

5.   We note your response to our prior comment 7 but we do not agree that the economic substance of the arrangement indicated that the guidance in FASB ASC Topic 815 (EITF 00-19) should not be followed. In fact we note that the company has not demonstrated different economic substance but rather it has merely outlined a scenario under which the probability of the company issuing shares to settle the options would be remote. For purposes of the analysis under EITF 00-19 the "probability" that the issuer will not have sufficient shares is not relevant and instead one must only consider what is possible. It is clear from the company's current and past responses that it is "possible" that because of the lack of a cap on the number of shares that can be issued upon conversion in its convertible debt arrangements, it is "possible" that a situation arises under which the company would not have sufficient authorized and available shares to settle it's non-employee warrants and options. We note that your debt agreements do not include such a cap and that, as outlined in paragraphs 19–24 of EITF 00–19, a company WOULD be precluded from concluding that it has sufficient shares authorized and unissued to settle its no–employee options and warrants and other convertible instruments as a result of the absence of a cap in one or more of its contracts. Please amend the filings to include financial statements that comply with the guidance in EITF 00-19 and SFAS 133 and record all the 13 million non-employee warrants as liabilities for all periods after the first convertible debt issuance in December 2007. In this regard, please also comply fully with your filing requirements under Item 4.02 of Form 8-K.

Exhibits, page 70

6.   We reissue prior comment 8 because it appears that your proposed exhibit index remains inaccurate. As partial examples, and not a complete list, of apparent inaccuracies, we note:

- it is unclear where exhibits 4.3 and 4.4., which you incorporate by reference, are located;
- exhibit 10.11 does not appear to be filed on the date indicated in your exhibit index;
- you appear to be inappropriately relying on orders granting confidential treatment after those orders have expired. We note for example the omissions mentioned in your exhibit index related to exhibit 10.13.   Refer to Section III of Staff Legal Bulletin No. 1 (February 28, 1997) and the July 11, 2001 addendum, both available on the Commission's web site at http://www.sec.gov/interps/legal/slbcf1r.htm;
- it is unclear where you included exhibits 10.17 and 10.18 in a March 1, 2004 filing;

- it is unclear when you submitted a confidential treatment request related to exhibit 10.58 and where you filed publicly the agreement that includes the terms that are not eligible for confidential treatment; and
- it is unclear when you filed the Registration Statement you disclose in exhibit 23.7.

Finally, for each exhibit that you have deleted from the exhibit index currently filed on Edgar with your Form 10-K, please tell us the basis for the deletion.

September 30, 2009 Form 10-Q

Item 4. Controls and Procedures, page 26

Management's Report on Internal Control over Financial Reporting, page 26

7.   We noted that you have included management's report on internal control over financial reporting in your Form 10-Q which concludes that "the company did maintain an effective level of internal control over financial reporting as of September 30, 2009 appropriate for the financial reporting requirements of the company". The phrase "…appropriate for the financial reporting requirements of the company" appears to qualify the conclusion. Please note that unlike Item 307 of Regulation S-K which requires management to perform a quarterly evaluation of disclosure controls and procedures and disclose its conclusion on the effectiveness of disclosure controls and procedures at the end of each quarter, Item 308 of Regulation S-K only requires that management performs an assessment and conclude on the effectiveness of internal controls over financial reporting as of the end of each fiscal year. Please confirm that management did in fact perform an assessment of your internal control over financial reporting as of September 30, 2009. If they did perform the assessment, amend the filing to include an unqualified management conclusion as to whether your internal controls over financial reporting are effective or not effective. If you did not perform an assessment, please amend this filing to delete this report and its related conclusions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant